Filed pursuant to General Instruction II.K

of Form F-9, File No. 333-179383

Product Prospectus Supplement To Short Form Prospectus

dated February 13, 2012

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This product prospectus supplement together with the short form prospectus dated February 13, 2012 and the prospectus supplement dated February 29, 2012 to which it relates, as amended or supplemented, and each document incorporated by reference into this product prospectus supplement or the accompanying prospectus supplement or prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this product prospectus supplement and the accompanying prospectus and prospectus supplement from documents filed with the Ontario Securities Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Executive Vice-President, General Counsel and Secretary, The Bank of Nova Scotia, Scotia Plaza, 44 King Street West, Toronto, Ontario M5H 1H1, telephone: (416) 866-3672, and are also available electronically at www.sedar.com.

New Issue	July 17, 2012

The Bank of Nova Scotia

Senior Notes Program, Series A

EQUITY SECURITIES LINKED NOTES AND EXCHANGE TRADED FUND LINKED NOTES, SERIES A

The Bank of Nova Scotia (the “Bank”) may offer and sell equity securities linked notes and exchange traded fund linked notes (the “notes”) from time to time of any maturity. The prospectus dated February 13, 2012 (the “prospectus”), the prospectus supplement dated February 29, 2012 (the “prospectus supplement”) and this product prospectus supplement (the “product prospectus supplement”) describe terms that will apply generally to the notes, including any notes you purchase. A separate pricing supplement will describe the terms that apply specifically to your notes, including any changes to the terms specified below. If the terms described in the relevant pricing supplement are inconsistent with those described in this document or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement will control.

The notes are unsecured notes of the Bank linked to the performance of one or more equity securities (including American depository shares (“ADSs”)) or exchange traded funds (“ETFs” and each an “ETF”) (each, a “Reference Asset”) specified in the relevant pricing supplement. If the Reference Asset of your notes consists of more than one equity security or ETF (a “Basket”), we may refer to each applicable component of the Reference Asset as a “Basket Component.” Unless the relevant pricing supplement provides for the repayment of the initial principal amount, the payment at maturity on your notes will be based on the performance of the Reference Asset during the term of your notes. The notes are generally designed for investors who are seeking exposure to the Reference Asset and who anticipate that the level of the Reference Asset will increase (or, in the case of bearish notes, decrease) from its Initial Price to the Final Price on the applicable valuation date or dates. Unless the relevant pricing supplement indicates that the notes will be entitled to interest payments and principal protection, investors must be willing to forego interest payments on the notes and be willing to accept a return that may be negative, in which case you will receive at maturity less, and possibly significantly less, than your principal.

THE NOTES MAY NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY. YOU MAY BE SUBJECT TO A RISK TO ALL OR A PORTION OF YOUR INVESTMENT IN THE NOTES, AS DESCRIBED IN MORE DETAIL BELOW.

The notes will not be listed on any securities exchange, unless otherwise disclosed in a pricing supplement.

Your investment in the notes involves certain risks. See “Additional Risk Factors Specific to the Notes” beginning on page PS-4 to read about investment risks relating to the notes. Unless otherwise specified in the relevant pricing supplement, the principal of the notes is not protected and you could lose some or all of your investment.

The price at which you purchase the notes includes hedging costs and profits and underwriting commissions that the Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you will experience an immediate and substantial decline in the value of your notes on the issue date.

The Bank is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this product prospectus supplement and the accompanying prospectus supplement and prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards, as adopted in Canada, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian bank, that many of its officers and directors, and some of the experts named in this product prospectus supplement, may be residents of Canada and that all or a substantial portion of the assets of the Bank and such persons may be located outside the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the notes, or determined if this product prospectus supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Bank may sell the notes directly or through one or more agents or dealers. The agents are not required to sell any particular amount of the notes.

The Bank may use this product prospectus supplement in the initial sale of any notes. In addition, Scotia Capital (USA) Inc. or any other affiliate of the Bank may use this product prospectus supplement and accompanying prospectus supplement and prospectus in a market-making or other transaction in any note after its initial sale. Unless the Bank or its agent informs the purchaser otherwise in the confirmation of sale or pricing supplement, this product prospectus supplement and accompanying prospectus supplement and prospectus are being used in a market-making transaction.

In compliance with applicable Canadian securities laws, the Bank has filed an undertaking with the Ontario Securities Commission that the Bank will not distribute any notes that are considered novel specified derivatives (as such terms are defined under applicable Ontario securities laws) at the time of distribution without preclearing with the Ontario Securities Commission the disclosure contained in the prospectus supplements or pricing supplements pertaining to such notes. The Bank has undertaken to the SEC that each pricing supplement relating to a particular note issued hereunder will include disclosure in respect of the issuer of the applicable Reference Asset that complies with the guidelines set forth in the SEC staff’s interpretive letter Morgan Stanley & Co., Incorporated (available June 24, 1996).

This product prospectus supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. The notes offered under this product prospectus supplement to purchasers outside of Canada are being qualified under the securities laws of the Province of Ontario. The notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).

The notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

Unless otherwise indicated, all dollar amounts appearing in this product prospectus supplement are stated in U.S. dollars.

The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 3B7 and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1.

“Scotiabank”, “Scotia Capital” and the flying “S” logo are registered trademarks of The Bank of Nova Scotia.

Product Prospectus Supplement dated July 17, 2012.

In this product prospectus supplement, references to the “accompanying prospectus” mean the accompanying prospectus, dated February 13, 2012, as supplemented by the accompanying prospectus supplement, dated February 29, 2012, of The Bank of Nova Scotia. References to the “relevant pricing supplement” mean the pricing supplement that describes the specific terms of your notes.

Unless otherwise specified, in this product prospectus supplement and in each pricing supplement relating to notes issued under the senior note program:

•	all dollar amounts are expressed in U.S. dollars;

•	“the Bank”, “we”, “us” and “our” mean The Bank of Nova Scotia together, where the context requires, with its subsidiaries; and

•

“you”, “your” and “holder” means a prospective purchaser or a purchaser of notes, or a beneficial or registered holder of notes, provided that a reference to “registered holder” means a registered holder of notes (see “Legal Ownership and Book-Entry Issuance” and “Description of the Debt Securities” in the prospectus and “Global Notes” under the heading “Description of the Notes” in the prospectus supplement).

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this product prospectus supplement, the prospectus supplement and the prospectus, as well as the relevant pricing supplement.

Issuer:	The Bank of Nova Scotia (“the Bank”).

Issue:	Senior Notes, Equity Securities Linked Notes and Exchange Traded Fund Linked Notes, Series A.

Reference Asset or Basket:	As specified in the relevant pricing supplement.

Minimum Investment:	As specified in the relevant pricing supplement.

Denominations:	Unless otherwise specified in the relevant pricing supplement, the notes will be issued in denominations of $1,000 and integral multiples in excess of $1,000.

Interest Payable:	None, unless otherwise specified in the relevant pricing supplement.

Interest Rate (coupon):	If applicable, as specified in the relevant pricing supplement.

Interest Payment Dates:	If applicable, as specified in the relevant pricing supplement.

Principal Protected Notes:	The relevant pricing supplement will specify if your notes are principal protected notes. The amount payable in respect of principal protected notes on the maturity date will be at least equal to the principal amount of the notes, subject to the credit risk of the Bank.

Payment at Maturity:	Unless the relevant pricing supplement provides for repayment of the initial principal amount, the payment at maturity will be based on the performance of the Reference Asset, and will be calculated as follows:

Payment at Maturity in Excess of Principal

If the Final Price is greater than or equal to (or, in the case of bearish notes, less than or equal to) the Initial Price, then, at maturity, you will receive an amount equal to:

Principal Amount + (Principal Amount × Percentage Change)

(a) If the relevant pricing supplement specifies that a “Participation Rate” is applicable to your notes, then the payment at maturity will be calculated as follows:

Principal Amount + (Principal Amount × Percentage Change × Participation Rate)

(b) If the relevant pricing supplement specifies that a “Booster Coupon” is applicable to your notes:

1. If the Percentage Change is greater than the Booster Percentage, then the payment at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

2. If the Percentage Change is greater than or equal to 0% but less than or equal to the Booster Percentage, then the payment at maturity will equal:

Principal Amount + (Principal Amount × Booster Percentage)

(c)    If the relevant pricing supplement specifies that a cap is applicable to your notes, then the payment at maturity will not exceed the Maximum Redemption Amount set forth in the relevant pricing supplement.

(d) If the relevant pricing supplement specifies that a “Digital Coupon” is applicable to your notes, then the payment at maturity will equal:

Principal Amount + (Principal Amount x Digital Coupon)

Payment at Maturity Less Than or Equal to Principal

If the Final Price is less than (or, in the case of bearish notes, greater than) the Initial Price and the notes are not specified as principal protected notes in the relevant pricing supplement, then, at maturity, you will receive less than the principal amount of your notes, incurring a loss on your investment of principal. In such a case, the payment at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

(a) If the relevant pricing supplement specifies that a “Buffer” is applicable to your notes:

1.      If the Final Price is greater than or equal to (or, in the case of bearish notes, less than or equal to) the Buffer Level, then the payment at maturity will equal the principal amount of your notes.

2. If the Final Price is less than (or, in the case of bearish notes, greater than) the Buffer Level, then the payment at maturity will equal:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

(b) If the relevant pricing supplement specifies that a “Barrier” is applicable to your notes:

1.      If no Barrier Event has occurred, or if a note is specified as principal protected in the relevant pricing supplement and a Barrier Event has occurred, then the payment at maturity will equal the principal amount of your notes.

2. If a Barrier Event has occurred and a note is not specified as being principal protected in the relevant pricing supplement, then the payment at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated as follows:

Final Price – Initial Price Initial Price

If your notes are bearish notes, the Percentage Change will be calculated as follows:

Initial Price – Final Price Initial Price

For the avoidance of doubt, the Percentage Change may be a negative value.

Maximum Redemption Amount:	As specified in the relevant pricing supplement, if applicable.

Participation Rate:	As specified in the relevant pricing supplement, if applicable.

Booster Percentage:	A specified percentage increase (or, in the case of bearish notes, decrease) in the level of the Reference Asset. The Booster Percentage will be set forth in the relevant pricing supplement, if applicable.

Digital Coupon:	A percentage that will be specified in the applicable pricing supplement, if applicable.

Buffer Level:	A specified level of the Reference Asset that is less than (or, in the case of bearish notes, greater than) the Initial Price. The Buffer Level will be a percentage of the Initial Price and set forth in the relevant pricing supplement, if applicable.

Buffer Percentage:	A specified percentage that will be set forth in the relevant pricing supplement, if applicable. For example, if the Buffer Level is 90% of the Initial Price, the Buffer Percentage will be 10%.

Barrier Level:	A specified level of the Reference Asset that is less than (or, in the case of bearish notes, greater than) the Initial Price. The Barrier Level will be a percentage of the Initial Price and set forth in the relevant pricing supplement, if applicable.

Barrier Event:	Depending upon the terms set forth in the relevant pricing supplement, a Barrier Event will occur if:

(i) the Final Price is less than (or, in the case of bearish notes, greater than) the Initial Price, and

(ii)    (a) for notes subject to Intra-Day Monitoring, at any time during the Monitoring Period, the level of the Reference Asset is less than (or, in the case of bearish notes, greater than) the Barrier Level, or

(b)    for notes subject to Close of Trading Day Monitoring, on any trading day during the Monitoring Period, the closing level of the Reference Asset is less than (or, in the case of bearish notes, greater than) the Barrier Level, or

(c) for notes subject to Final Valuation Date Monitoring, the Final Price is less than (or, in the case of bearish notes, greater than) the Barrier Level.

Monitoring Period:	As specified in the relevant pricing supplement, if applicable.

Initial Price:	As specified in the relevant pricing supplement.

Final Price:	The closing level of the Reference Asset on the valuation date (if there is one valuation date applicable to the notes) or the arithmetic average of the closing levels of the Reference Asset on each of the valuation dates (if there is more than one valuation date applicable to the notes), or any other dates specified in the relevant pricing supplement.

Issue Date:	As specified in the relevant pricing supplement.

Valuation Date(s):	Unless otherwise specified in the relevant pricing supplement, the valuation date, or if there is more than one valuation date, the final valuation date, will be the third trading day prior to the maturity date, subject to extension for up to seven trading days for market disruption events.

Maturity Date:	As specified in the relevant pricing supplement.

CUSIP:	As specified in the relevant pricing supplement.

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg, as described under “Legal Ownership and Book-Entry Issuance” in the prospectus).

Listing:	The notes will not be listed on any securities exchange or quotation system, unless otherwise described in a pricing supplement.

Calculation Agent:	Scotia Capital Inc.

ADDITIONAL RISK FACTORS SPECIFIC TO THE NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the prospectus and the prospectus supplement. Your notes are not secured debt and are riskier than ordinary unsecured debt securities. Also, investing in your notes is not equivalent to investing directly in the applicable Reference Asset. You should carefully consider whether the notes are suited to your particular circumstances. This product prospectus supplement should be read together with the prospectus, the prospectus supplement and the relevant pricing supplement. The information in the prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this product prospectus supplement and the relevant pricing supplement. This section describes the most significant risks relating to the terms of the notes and assumes, for the purposes of the risk factors that follow, that the notes will not be principal protected. We urge you to read the following information about these risks, together with the other information in this product prospectus supplement and the prospectus, the prospectus supplement and the relevant pricing supplement, before investing in the notes.

General Risks Relating to the Notes

Your Investment in the Notes May Result in a Complete Loss of Your Investment.

The notes do not guarantee any return of principal. The amount payable on the notes at maturity will depend primarily on the Percentage Change in the level of the Reference Asset from the Initial Price to the Final Price. Because the level of the Reference Asset will be subject to market fluctuations, the return on your notes at maturity may be less, and possibly significantly less, than the principal amount per note. In such case, if the Final Price is less than (or, in the case of bearish notes, greater than) the Initial Price (and, in the case of notes with a buffer, less than (or, in the case of bearish notes with a buffer, greater than) the Buffer Level) or a Barrier Event has occurred (as applicable), the return on your notes will be less than the principal amount per note. This will be the case even if the level of the Reference Asset is greater than (or, in the case of bearish notes, less than) the Initial Price at certain periods during the term of the notes. You may lose all or a substantial portion of the amount that you invested to purchase the notes.

The Buffer Level and Barrier Level Provide Only Limited Principal Protection.

You will receive the principal amount of your notes at maturity only if (i) in the case of notes with a buffer, the Final Price is greater than or equal to (or, in the case of bearish notes with a buffer, less than or equal to) the Buffer Level and (ii) in the case of notes with a barrier, a Barrier Event has not occurred. If the Final Price is less than (or, in the case of bearish notes, greater than) the Buffer Level or a Barrier Event has occurred, as applicable, you may lose some or all of your principal amount.

The Notes May Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

Unless otherwise specified in the relevant pricing supplement, there will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. If your notes do pay interest, the interest payments may be capped or be based on a formula linked to changes in the Reference Asset that results in interest payments equaling zero. The return that you will receive on your notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank with the same maturity date or if you invested directly in the Reference Asset. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your Potential Payment at Maturity May Be Limited.

If your notes are subject to a cap or a Digital Coupon or a Participation Rate that is less than 100%, they will provide less opportunity to participate in the appreciation (or, in the case of bearish notes, depreciation) of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation (or, in the case of bearish notes, depreciation), because the payment at maturity will not exceed the Maximum Redemption Amount or the principal amount plus Digital Coupon, as applicable, or because the payment at maturity date does not reflect at least 100% participation in the performance of the Reference Asset. Accordingly, your return on the notes may be less than your return would be if you made an investment in a security directly linked to the positive (or, in the case of bearish notes, negative) performance of the Reference Asset.

Owning the Notes Is Not the Same as Owning the Reference Asset or its Components or a Security Directly Linked To the Performance of the Reference Asset or its Components.

The return on your notes will not reflect the return you would realize if you actually owned the Reference Asset or its components or a security that provides full participation in the performance of the Reference Asset or its underlying components and held that investment for a similar period because:

•	your notes may be subject to a cap or Digital Coupon, or a Participation Rate of less than 100%; and

•

the value of the Reference Asset may be calculated by reference only to the prices of the applicable component stocks, without taking into consideration the value of any dividends paid on those stocks.

Your notes may trade or be valued quite differently from the Reference Asset. Changes in the level of the Reference Asset may not result in comparable changes in the market value of your notes. Even if the level of the Reference Asset increases (or, in the case of bearish notes, decreases) from the Initial Price during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes prior to maturity to decrease while the level of the Reference Asset increases (or, in the case of bearish notes, decreases).

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the notes. The notes will not be listed on any securities exchange, unless otherwise disclosed in a pricing supplement. Scotia Capital (USA) Inc. and other affiliates of the Bank may make a market for the notes; however, they are not required to do so. Scotia Capital (USA) Inc. or any other affiliate of the Bank may stop any market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you and as a result, you may not be able to sell your notes in the secondary market. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.

The following factors, which are beyond our control, may influence the market value of your notes:

•

the level of the Reference Asset, including, in the case of notes that have a buffer, whether the level of the Reference Asset trades or closes at a level below the Buffer Level or, in the case of notes that have a Barrier, whether a Barrier Event has occurred;

•	if your notes are subject to a cap or a Digital Coupon, your potential return on the notes will be limited;

•	if your notes are subject to a Participation Rate not equal to 100%, your potential return will not directly match the performance of the Reference Asset;

•	the volatility (i.e., the frequency and magnitude of changes) of the price or level of the Reference Asset;

•	the dividend rate on the applicable equity securities or component securities of applicable ETFs;

•

economic, financial, political, military, regulatory, legal and other events that affect the applicable securities markets generally and the U.S. markets in particular, and which may affect the level of the Reference Asset;

•

if the Reference Asset includes one or more equity securities that have returns that are calculated based upon currencies other than the U.S. dollar or prices in one or more non-U.S. markets, changes in, and the volatility of, the exchange rates between the U.S. dollar and the relevant non-U.S. currency or currencies could have a negative impact on the payments due on your notes and their market value;

•	interest and yield rates in the market; and

•	the time remaining to maturity of the notes.

These factors may influence the market value of your notes if you sell your notes before maturity. Our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market, will also affect the market value of your notes. If you sell your notes prior to maturity, you may receive substantially less than the principal amount of your notes.

Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.

The notes are the Bank’s senior unsecured debt securities and are not, either directly or indirectly, an obligation of any third party. As a result, your receipt of the amount due on the maturity date is dependent upon the Bank’s ability to repay its obligations at that time. This will be the case even if the level of the Reference Asset increases (or, in the case of bearish notes, decreases) after the pricing date. Any payment to be made on the notes, including any repayment of principal at maturity, depends on the ability of the Bank to satisfy its obligations as they come due whether or not the relevant pricing supplement specifies the notes are principal protected. No assurance can be given as to what our financial condition will be at the maturity of the notes.

If Your Notes Are Linked to a Basket, Changes in the Level of One or More Basket Components May Be Offset by Changes in the Level of One or More Other Basket Components.

Your notes may be linked to a Basket. In such a case, a change in the levels of one or more Basket Components may not correlate with changes in the levels of one or more other Basket Components. The level of one or more Basket Components may increase, while the level of one or more other Basket Components may not increase as much, or may even decrease. The opposite changes may occur in the case of bearish notes. Therefore, in determining the level of the Basket as of any time, increases (or, in the case of bearish notes, decreases) in the level of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases (or, in the case of bearish notes, lesser decreases or increases) in the level of one or more other Basket Components. If the weightings of the applicable Basket Components are not equal, changes in the level of the Basket Components which are more heavily weighted could have a disproportionately adverse impact upon your notes.

The Amount to Be Paid at Maturity Will Not Be Affected by All Developments Relating to the Reference Asset.

Changes in the level of the Reference Asset during the term of the notes before the relevant valuation date or valuation dates will not be reflected in the calculation of the payment at maturity, unless the level of the Reference Asset trades or closes below (or, in the case of bearish notes, above) the Barrier Level, as applicable. The calculation agent will calculate this amount by comparing only the Final Price to the Initial Price (or the Buffer Level, as applicable) and, in the case of notes that have a barrier, by comparing the trading level or closing level of the Reference Asset during the Monitoring Period or on the valuation date(s), as applicable, to the Barrier Level. No other levels of the Reference Asset will be taken into account. As a result, you may receive less than the principal amount of your notes, even if the level of the Reference Asset has increased (or, in the case of bearish notes, decreased) at certain times during the term of the notes before decreasing to a level below (or, in the case of bearish notes, increasing to a level above) the Initial Price (or Buffer Level, as applicable) and, if applicable, below (or, in the case of bearish notes, above) the Barrier Level as of the relevant dates.

We Will Not Hold Any Asset Comprising the Reference Asset for Your Benefit.

The indenture and the terms governing your notes do not contain any obligation on us or our affiliate to hedge nor any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the securities that may comprise the Reference Asset that we or they may acquire. Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including any Reference Asset or its components. Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those assets that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

The Market Value of Your Notes Will Likely Decline at an Accelerated Rate as the Level of the Reference Asset Approaches and Drops Below (or, in the Case of Bearish Notes, Rises Above) the Barrier Level.

If your notes have a barrier, when the trading level or closing level, as applicable, of the Reference Asset on any trading day declines (or, in the case of bearish notes, rises) from the Initial Price to a level near the Barrier Level for the first time, the market value of the notes will likely decline at a greater rate than the decrease (or, in the case of bearish notes, increase) in the level of the Reference Asset. If the level of the Reference Asset is near or below (or, in the case of bearish notes, above) the Barrier Level, we expect the market value of the notes to decline to reflect the fact that investors may receive less than their principal amount at maturity.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset.

In the ordinary course of their business, we or our affiliates may have expressed views on expected movements in any Reference Asset or its components, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any Reference Asset or its components may at any time have significantly different views from those of us or our affiliates. For these reasons, you are encouraged to derive information concerning the applicable Reference Asset or its components from multiple sources, and you should not rely solely on views expressed by us or our affiliates.

The Initial Price May be Determined after the Pricing Date of the Notes.

If so specified in the relevant pricing supplement, the Initial Price will be determined based on the arithmetic average of the closing levels of the Reference Asset on certain specified dates. One or more of these days may occur on or following the pricing date or the issue date of the notes; as a result, the Initial Price may not be determined, and you may therefore not know such value, until after the issue date. If there are any increases (or in the case of bearish notes, decreases) in the closing levels of the Reference Asset on any relevant dates used to determine the Initial Price that occur after the pricing date, and such increases (or decreases) result in the Initial Price being higher (or in the case of bearish notes, lower) than the closing level on the pricing date, this may establish higher levels (or in the case of bearish notes, lower levels) that the Reference Asset must achieve for you to attain a positive return on your investment or to avoid a loss of principal at maturity.

Trading and Other Transactions by the Bank or its Affiliates in the Reference Asset or Its Components, Futures, Options, Exchange-Traded Funds or Other Derivative Products May Adversely Affect the Market Value of the Notes.

As described below under “Use of Proceeds and Hedging,” we or one or more affiliates may, but are not required to, hedge our obligations under the notes by purchasing or selling the Reference Asset or its components, futures or options on the Reference Asset or its components, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Asset or its components. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time. Although they are not expected to, any of these hedging activities may adversely affect the level of the Reference Asset or its components, and, therefore, the market value of the notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the notes decreases.

We or one or more of our affiliates may also engage in trading in the Reference Asset or its components and other investments relating to those assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the level of the Reference Asset or its components and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Asset or its components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

The Inclusion in the Purchase Price of the Notes of an Underwriting Commission and of Our Cost of Hedging Our Market Risk under the Notes is Likely to Adversely Affect the Market Value of the Notes.

The price at which you purchase the notes includes an underwriting commission, as well as the costs that we (or one of our affiliates) expect to incur in the hedging of our market risk under the notes. The hedging costs include the expected cost of undertaking this hedge, as well as the profit that we (or our affiliates) expect to realize in consideration for assuming the risks inherent in providing the hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less and possibly substantially less than your original purchase price. We expect that this effect will be greater if such sale occurs earlier in the term of the notes than if such sale occurs later in the term of the notes.

The Business Activities of the Bank or its Affiliates May Create Conflicts of Interest.

As noted above, we and our affiliates expect to engage in trading activities related to the Reference Asset or its components that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Asset or its components, could be adverse to the interests of the holders of the notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the equity securities included in a Reference Asset, or the issuers of component stocks of any ETF that is included in the Reference Asset, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or its components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities by us or one or more of our affiliates may affect the level of the Reference Asset or its components and, therefore, the market value of the notes.

The Calculation Agent Can Postpone the Determination of the Final Price if a Market Disruption Event Occurs.

The determination of an interim level or the Final Price may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on any valuation date with respect to the Reference Asset. If such a postponement occurs, the calculation agent will use the closing level of the Reference Asset on the first subsequent business day on which no market disruption event occurs or is continuing. In no event, however, will any valuation date be postponed by more than seven trading days. As a result, if a market disruption event occurs or is continuing on a valuation date, the maturity date for the notes could also be postponed, although not by more than seven trading days.

If the determination of the level of the Reference Asset for any valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the level of the Reference Asset will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the level that would have prevailed in the absence of the market disruption event. See “General Terms of the Notes—Market Disruption Events”. Under certain circumstances, the determinations of the calculation agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts”.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The calculation agent will, among other things, determine the amount of your payment at maturity on the notes. Our affiliate, Scotia Capital Inc., will serve as the calculation agent. We may change the calculation agent after the original issue date without notice to you. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Reference Asset has occurred, and make certain adjustments with respect to the Reference Asset if certain corporate events occur. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions.

Since this determination by the calculation agent will affect the payment at maturity on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind. Under certain circumstances, the determinations of the calculation agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts”.

The Historical Performance of the Reference Asset or its Components Should Not Be Taken as an Indication of Their Future Performance.

The level of the Reference Asset will determine the amount to be paid on the notes at maturity. The historical performance of the Reference Asset or its components does not necessarily give an indication of their future performance. As a result, it is impossible to predict whether the level of the Reference Asset will rise or fall during the term of the notes. The level of the Reference Asset and its components will be influenced by complex and interrelated political, economic, financial and other factors.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service, Canadian tax authorities or a court may not agree with the tax treatment described in this product prospectus supplement.

If the Reference Assets consists of one or more ETFs, pass-through entities, regulated investment companies, real estate investment trusts, partnerships or passive foreign investment companies, while the matter is not entirely clear, unless otherwise specified in the applicable pricing supplement, there exists a substantial risk that an investment in a note is, in whole or in part, a “constructive ownership transaction” to which Section 1260 of the Internal Revenue Code applies. If Section 1260 of the Internal Revenue Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income and certain interest charges may apply. See the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences — Supplemental U.S. Tax Considerations — Possible Application of Section 1260 of the Internal Revenue Code”.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this product prospectus supplement and the section entitled “Certain Income Tax Consequences” in the prospectus supplement. You should consult your tax advisor about your own tax situation.

U.S. Taxpayers Will be Required to Pay Taxes Each Year on Notes that Are Treated as Contingent Payment Debt Instruments and Notes that Are Issued with Original Issue Discount

If the notes are subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes and the holder is a U.S. individual or taxable entity, that holder generally will be required to pay taxes on ordinary income over the term of such notes based on the comparable yield for the notes, even though that holder may not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amounts a holder will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. Any gain that may be recognized on the sale, redemption or maturity of such notes will generally be ordinary income. Any loss that may be recognized upon the sale, redemption or maturity of such notes will generally be ordinary loss to the extent of the interest that the holder included as income in the current or previous taxable years in respect of the notes and thereafter will be capital loss. The deductibility of capital losses is subject to limitations.

Similarly, if the notes are treated as issued with original issue discount, U.S. holders will be required to accrue interest on the notes and pay tax accordingly, even though such holders may not receive any payments from us until maturity. For further discussion, see “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

Non-U.S. Investors May Be Subject to Certain Additional Risks.

The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or returns of your investment.

This product prospectus supplement contains a general description of certain U.S. tax considerations and certain Canadian tax considerations relevant to Non-Resident Holders (as defined) relating to the notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

Employee Retirement Income Security Act and Considerations for Employee Benefit Plans

This section is relevant only if you are a fiduciary (including an insurance company and any fund manager treated as a fiduciary under the U.S. Department of labor’s Plan Asset Regulation) of a pension or employee benefit plan, including governmental and non-U.S. plans and IRAs and Keogh plans. These persons should consult with their counsel regarding the deemed representations they are required to make. See “Certain Considerations for Employee Benefit Plans” on page PS-39.

Risks Relating to the Applicable Reference Asset

You Will Not Have Any Shareholder Rights and Will Have No Right to Receive any Shares of the Reference Asset at Maturity.

Investing in your notes will not make you a holder of any of the constituent stocks or ETFs of the Reference Asset. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to any of these securities.

There Are Liquidity and Management Risks Associated with the Reference Asset.

Although shares and ETFs of the Reference Asset may be listed for trading on a securities exchange, there is no assurance that an active trading market will continue for the shares or ETFs, as applicable, of the Reference Asset or that there will be liquidity in that trading market.

If the Reference Asset is comprised of one or more ETFs it may be subject to management risk, which is the risk that the investment adviser’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

An Investment in the Notes May Be Subject to Risks Associated with Non-U.S. Securities Markets.

The Reference Asset may include one or more equity securities that have been issued by non-U.S. companies. An investment in securities linked to the value of non-U.S. equity securities involves particular risks. Non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently from the U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. securities markets, as well as cross shareholdings among non-U.S. companies, may affect trading prices and volumes in those securities markets. Also, there is generally less publicly available information in the United States about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, disclosure, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices of non-U.S. companies are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the economic and fiscal policies of non-U.S. governments, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, the economies of certain foreign countries may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency.

The Return on the Notes Will Be Exposed to Fluctuations in Exchange Rates that Might Affect the Level of the Reference Asset and the Payment at Maturity.

Because the securities included in the Reference Asset may be traded in currencies other than U.S. dollars, and the notes are denominated in U.S. dollars, or the security is an ADS, which is quoted and traded in U.S. dollars, but represents a foreign security that is quoted and traded in a foreign currency and that may trade differently from the ADS, the amount payable on the notes at maturity may be exposed to fluctuations in the exchange rate between the U.S. dollar and each of the currencies in which those securities are denominated. These changes in exchange rates may reflect changes in various non-U.S. economies that in turn may affect the payment on the notes at maturity. An investor’s net exposure will depend on the extent to which the currencies in which the relevant securities are denominated either strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens (or, in the case of bearish notes, weakens) against the currencies in which the relevant securities are denominated, the value of those securities may be adversely affected and the level of the Reference Asset may be adversely affected as well. In turn, the payment on the notes at maturity may be adversely affected.

We Do Not Control Any Company Included in a Reference Asset and Are Not Responsible for Any Disclosure Made by Any Other Company.

Neither we nor any of our affiliates have the ability to control the actions of any of the companies whose securities are included in a Reference Asset, nor do we assume any responsibility for the adequacy or accuracy of any publicly available information about any of these companies, unless (and only to the extent that) our securities or the securities of our affiliates are represented by that Reference Asset. You should make your own investigation into the companies represented by the applicable Reference Asset.

You Will Have Limited Anti-Dilution Protection.

If your notes are linked to one or more equity securities or ETFs, the calculation agent will make certain adjustments for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the applicable issuer’s capital structure, but only in the situations we describe in “General Terms of the Notes—Anti-Dilution Adjustments Relating to Equity Securities or a Reference Asset that is an ETF” below. The calculation agent will not be required to make an adjustment for every corporate event that may affect the relevant security. For example, the calculation agent will not make any adjustments for events such as an offering by the relevant issuer of equity securities, a tender or exchange offer for the issuer’s shares at a premium to its then-current market price by that issuer or a tender or exchange offer for less than all outstanding shares of that issuer by a third party. Those events or other actions by the applicable issuer or a third party may nevertheless adversely affect the level of the Reference Asset, and adversely affect the value of your notes.

Risks Relating to ETF-Based Reference Assets

The risk factors in this section will be applicable to your notes if the Reference Asset is comprised of one or more ETFs.

You Will Have No Rights Against the Sponsor of the Relevant ETF or any ETF Portfolio Issuer.

The notes are not sponsored, endorsed, sold or promoted by any sponsor of any ETF that is a Reference Asset or any ETF portfolio issuer. No sponsor of the relevant ETF or any ETF portfolio issuer has passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. No sponsor of the relevant ETF or any ETF portfolio issuer makes any representation or warranty, express or implied, to you or any member of the public regarding the advisability of investing in securities generally or the notes in particular, or the ability of the relevant ETF to track general market performance. The sponsor of that ETF has no obligation to take our needs or your needs into consideration in determining, composing or calculating that ETF, or in making changes to that ETF. No sponsor of the relevant ETF or any ETF portfolio issuer is responsible for, and none of them has participated in the determination of, the timing, prices or quantities of the notes to be issued or in the determination or calculation of the equation by which the amounts to be paid on the notes are to be determined. No sponsor of the relevant ETF or any ETF portfolio issuer has any liability in connection with the administration, marketing or trading of the notes.

Adjustments to the Relevant ETF Could Adversely Affect the Notes.

The sponsor of the relevant ETF is responsible for calculating and maintaining such ETF. The relevant ETF sponsor can add, delete or substitute the stocks comprising the relevant ETF or make other methodological changes that could change the value of the ETF at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Please refer to “Description of the Notes—Adjustments to an ETF”. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

Changes that Affect an Index Included in the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of a sponsor of any index (the “Index Sponsor”) that is the underlying index for an ETF that is a Reference Asset concerning the calculation of that index, additions, deletions or substitutions of the components of that index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the index and, therefore, could affect the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the index. Under certain circumstances, the determinations of the calculation agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts”.

We Have No Affiliation with Any Index Sponsor and Will Not Be Responsible for Any Actions Taken by an Index Sponsor.

Unless otherwise specified in the relevant pricing supplement for an exchange traded fund linked note, no Index Sponsor is an affiliate of ours or will be involved in any offerings of the notes in any way. Consequently, we have no control of the actions of any Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. No Index Sponsor has any obligation of any sort with respect to the notes. Thus, no Index Sponsor has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from any issuance of the notes will be delivered to any Index Sponsor.

We Cannot Control Actions by the Investment Adviser of an ETF that May Adjust the Reference Asset in a Way that Could Adversely Affect the Payments on the Notes and Their Market Value, and the Investment Adviser Has No Obligation to Consider Your Interests.

If the Reference Asset is comprised of one or more ETFs, the policies of the investment adviser concerning the calculation of the Reference Asset’s net asset value, additions, deletions or substitutions of securities or other investments held by the Reference Asset and the manner in which changes affecting the underlying index are reflected in the Reference Asset could affect the market price per share of the Reference Asset and, therefore, the amounts payable on the notes and their market value. The amounts payable on the notes and their market value could also be affected if the investment adviser changes these policies, for example, by changing the manner in which it calculates the Reference Asset’s net asset value, or if the investment adviser discontinues or suspends calculation or publication of the Reference Asset’s net asset value, in which case it may become difficult to determine the value of your notes. If events such as these occur or if the closing price per share of the Reference Asset is not available on a valuation date, the calculation agent may determine the closing price per share of the Reference Asset on that valuation date; as a result, the calculation agent would determine the level of the Reference Asset in a manner it considers appropriate, in its sole discretion.

The Performance of the Reference Asset and the Performance of the Underlying Assets of the ETF May Vary.

If the Reference Asset is comprised of one or more ETFs, the performance of the Reference Asset and that of its underlying assets generally will vary due to transaction costs, certain corporate actions and timing variances. If the Reference Asset maintains a “representative sampling” strategy as to an underlying asset, the performance of the Reference Asset will differ to some degree from that of the relevant assets.

In addition, because the shares of the ETF Reference Asset are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Reference Asset may differ from its net asset value per share; shares of the ETF Reference Asset may trade at, above, or below its net asset value per share.

For the foregoing reasons, the performance of the Reference Asset may not match the performance of its underlying asset over the same period. Because of this variance, the return on the notes to the extent dependent on the return of the Reference Asset may not be the same as an investment directly in the securities or other investments included in the underlying asset or the same as a debt security with a payment at maturity linked to the performance of the underlying asset.

Time Zone Differences Between the Cities Where the Underlying Assets of the ETF and the Reference Asset Trade May Create Discrepancies in Trading Levels.

As a result of the time zone difference, if applicable, between the cities where the securities or commodities comprising the underlying asset trade and where the shares of the ETF Reference Asset trade, there may be discrepancies between the values of the underlying assets and the market value of the notes. In addition, there may be periods when the foreign securities or commodities markets are closed for trading (for example, during holidays in a country other than the United States) that may result in the values of the underlying assets remaining unchanged for multiple trading days in the city where the shares of the ETF Reference Asset trade. Conversely, there may be periods in which the applicable foreign securities or commodities markets are open, but the securities market on which the ETF Reference Asset trades is closed.

We and our Affiliates Generally Do Not Have any Affiliation with the Investment Advisor of an ETF and are not Responsible for its Public Disclosure of Information.

Each investment advisor of an ETF advises that ETF on various matters including matters relating to the policies, maintenance and calculations of the ETF. Unless otherwise specified in the applicable pricing supplement, we and our affiliates generally are not affiliated with the investment advisor of an ETF in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding their methods or policies relating to the ETF. Except in the limited cases where we or an affiliate is the investment advisor of an ETF, the investment advisor is not involved in any offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the ETF that might affect the value of the notes.

Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about an ETF or the investment advisor of such ETF contained in any public disclosure of information by such investment advisor (except to the extent that we or an affiliate is the investment advisor of such ETF). You, as investor in the notes, should make your own investigation into the ETF.

Even if the Securities Held by the ETF or Included in the ETF’s Underlying Index are all Part of the Same Industry, such Securities are not Necessarily Representative of that Industry.

Even if an ETF or an ETF’s underlying index purports to be representative of a particular industry, the performance of that ETF may not correlate with the performance of the entire industry as represented by the securities held by the ETF or included in the ETF’s underlying index. The ETF may decline in value even if the industry as a whole rises in value. Furthermore, one or more of the issuers of the securities held by the ETF or included in the ETF’s underlying index may engage in new lines of business unrelated to the particular industry or cease to be involved in lines of business in the particular industry. The securities held by the ETF or included in the ETF’s underlying index may not vary even if one or more of the issuers of such securities are no longer involved in the particular industry. The composition of the underlying index may also be changed from time to time.

If the Securities Held by the ETF or Included in the ETF’s Underlying Index are all part of the Same Sector, there are Risks Associated with a Sector Investment.

If the securities held by the ETF or included in the ETF’s underlying index are all part of the same sector, the performance of notes linked to such ETF is dependent upon the performance of issuers of securities in a particular sector of the economy. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the particular sector than an investment linked to a more broadly diversified asset.

The Correlation between the Performance of an ETF and the Performance of the ETF’s Underlying Index may be Imperfect.

The performance of an ETF is linked principally to the performance of the ETF’s underlying index. However, the performance of an ETF may also be linked in part to shares of other ETFs because some ETFs generally invest a specified percentage, e.g., 10% of their assets, in the shares of other ETFs. In addition, while the performance of an ETF is linked principally to the performance of such ETF’s underlying index, ETFs generally invest in a representative sample of the stocks included in such ETF’s underlying index and generally do not hold all or substantially all of the stocks included in such ETF’s underlying index. Finally, the performance of an ETF and the ETF’s underlying index will generally vary due to transaction costs, certain corporate actions and timing variances.

Imperfect correlation between the stocks held by an ETF and the stocks included in such ETF’s underlying index; the performance of the shares of other ETFs, if applicable; rounding of prices; changes to an ETF’s underlying index; and changes to regulatory policies, may cause the performance of an ETF to differ from the performance of the ETF’s underlying index. In addition, because shares of ETFs are traded on exchange and are subject to market supply and investor demand, the market value of one share of an ETF may differ from its net asset value per share and the shares of an ETF may trade at, above or below their net asset value per share.

Risks Relating to Commodity-Based ETF Reference Assets.

The risk factors in this section will be applicable to your notes if one or more of the ETFs that are included as Reference Assets invest in one or more commodities.

You Will Not Own the Underlying Commodities.

Investing in the notes is not the same as owning the applicable commodities or futures contracts relating to those commodities. You will not have a right to receive delivery of any of the applicable commodities or futures contracts relating to those commodities. We will not invest in any of the applicable commodities or futures contracts relating to those commodities on behalf or for the benefit of holders of the notes.

Commodities Prices Are Highly Volatile Due to Unpredictable Factors that Affect Supply and Demand.

Several factors, many of which are beyond our control, may influence the market value of the notes. Factors that may affect supply and demand of the underlying commodities or futures contracts of the ETF Reference Asset and, thus, the market value of the notes include (but are not limited to):

•	political events;

•	weather;

•	agriculture;

•	disease;

•	labor activity;

•	technological developments;

•	direct government activity (such as embargoes); and

•	other supply disruptions in major producing or consuming regions of the applicable commodity.

These factors may adversely affect the performance of the ETF Reference Asset or underlying commodities or futures contracts of the ETF Reference Asset and the market value of the notes. The market value of the notes will also be affected by, among other things:

•	the trading prices of the applicable commodities;

•	the trading prices of the applicable commodities futures; and

•	the volatility of the applicable commodities and commodities futures (including the frequency and magnitude of price increases and decreases in those commodities or commodities futures).

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes Linked to Certain ETF Reference Assets.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.

Certain exchanges have regulations which limit the amount of fluctuations in futures contracts that may occur during a single trading day. These limits are generally referred to as “daily price fluctuation limits,” and the maximum or minimum price of a futures contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular futures contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular futures contract or forcing the liquidation of futures contracts at disadvantageous times or prices. These circumstances could affect the level of the commodity-based ETF Reference Assets or the underlying commodities of those Reference Asset and could therefore adversely affect the market value of the notes.

Underlying Commodities that Trade on Foreign Exchanges, and Baskets Containing Such Commodities and Indices Based in Part on Such Commodities May Be Subject to Additional Market Risks.

The regulations of the U.S. Commodity Futures Trading Commission (the “CFTC”) do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on U.S. exchanges. Certain foreign markets may be more susceptible to disruption than U.S. exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on U.S. exchanges. Those risks include (but are not limited to):

•	varying exchange rates;

•	varying quoting conventions or contract specifications on different exchanges;

•	exchange controls;

•	expropriation;

•	burdensome or confiscatory taxation;

•	moratoriums; and

•	political or diplomatic events.

It may also be more costly and difficult for participants in those markets to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the applicable commodities.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission.

Unlike a direct investment in futures contracts related to the applicable commodities, your investment in the notes does not afford you the benefits of the regulatory protections of the CFTC. You will not benefit from the CFTC’s or any other non-U.S. regulators’ regulatory protections that are afforded to persons who trade in futures contracts through a registered futures merchant or operator.

Unlike an investment in notes linked to the performance of an ETF that invests in one or more commodities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator” (a “CPO”). Because the notes will not be interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

An Investment in the Notes May Be Subject to Risks Associated with the London Bullion Market Association (the “LBMA”).

The closing prices of some commodities, such as gold and silver, may be determined by reference to fixing prices reported by the LBMA. The LBMA is a self regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA ceases operations, or if bullion trading becomes subject to a value-added tax or other tax or any other form of regulation currently not in place, the role of the LBMA price fixings as a global benchmark for the value of the relevant commodities may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

The Bank, Through its ScotiaMocatta Division, is a Member of the LBMA.

The Bank, through its ScotiaMocatta division, is a member of the LBMA and is a price setter for certain commodities reported by the LBMA. Since ScotiaMocatta participates in the determination of fixing prices for certain commodities reported by the LBMA and the fixing prices of certain commodities may affect the value of the notes, ScotiaMocatta’s interests in participating as a price setter on the LBMA may conflict with your interests as a holder of notes.

An Investment in the Notes May Be Subject to Risks Associated with the Trading of Commodities on the London Metals Exchange (the “LME”)

The market prices of some commodities may be determined by reference to the settlement prices of contracts traded on the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on a valuation date, the prices of the contracts used to determine the level of the price of the underlying commodities of the Reference Asset could be affected in a manner that adversely affects the payment at maturity.

An Investment in the Notes may be Subject to Risks Associated with the London Platinum and Palladium Market Association (the “LPPM”).

The notes may be linked to an ETF that includes a commodity (such as platinum) that is traded on the LPPM. The closing price of platinum will be determined by reference to fixing prices reported by the LPPM. The LPPM is a self-regulatory association of platinum and palladium market participants that is not a regulated entity. If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of platinum may be adversely affected. The LPPM is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Legal and Regulatory Changes Could Adversely Affect the Return on and Value of Your Notes

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), which provides for substantial changes to the regulation of the futures and over-the-counter (OTC) derivative markets, was enacted in July 2010. Dodd-Frank requires regulators, including the Commodity Futures Trading Commission, to adopt regulations in order to implement many of the requirements of the legislation. While the CFTC has proposed certain of the required regulations and has begun adopting certain final regulations, the ultimate nature and scope of the regulations cannot yet be determined. Under Dodd-Frank, the CFTC has approved a final rule to impose limits on the size of positions that can be held by market participants in futures and OTC derivatives on physical commodities. While the precise scope and effect of the final rule is not yet known, these limits will likely restrict the ability of market participants to participate in the commodity, future and swap markets and the markets for other OTC derivatives on physical commodities to the extent and at the levels that have been in the past. These factors may have the effect of reducing liquidity and increasing costs in these markets as well as affecting the structure of the markets in other ways. In addition, these legislative and regulatory changes will likely increase the level of regulation of markets and market participants, and therefore the costs of participating in the commodities, futures and OTC derivative markets. Without limitation, these changes will require many OTC derivative transactions to be executed on regulated exchanges or trading platforms and cleared through regulated clearing houses. Swap dealers will also be required to be registered and will be subject to various regulatory requirements, including capital and margin requirements. The various legislative and regulatory changes and the resulting increased costs and regulatory oversight requirements, could result in market participants being required to, or deciding to, limit their trading activities, which could cause reductions in market liquidity and increases in market volatility. These consequences could adversely affect the level of the Reference Asset, which could in turn adversely affect the return on and the value of your Notes.

In addition, other regulatory bodies have proposed or may propose in the future legislation similar to those proposed by Dodd-Frank or other legislation containing other restrictions that could adversely impact the liquidity of and increase costs of participating in the commodities markets. For example, the European Commission recently published a proposal to update the Markets in Financial Instruments Directive (MiFID II) and Markets in Financial Instruments Regulations (MiFIR), which proposes regulations to establish position limits (or an alternative equivalent) on trading commodity derivatives, although the scope of any final rules and the degree to which member states will be required or permitted to adopt these regulations or additional regulations remains unclear. If these regulations are adopted or other regulations are adopted in the future, they could have an adverse impact on the Reference Asset and the return on and the value of the Notes.

If the Notes are Linked to an ETF that Includes a Commodities Index, Higher Future Prices of Commodities Included in the Underlying Index Relative to their Current Prices May Lead to a Decrease in the Amount Payable at Maturity.

The notes may be linked to an ETF that includes an index that is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the applicable physical commodity. As the exchange-traded futures contracts approach expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in July may specify a September expiration. As time passes, the contract expiring in September is replaced by a contract for delivery in October. This is accomplished by selling the September contract and purchasing the October contract. This process is referred to as “rolling”. Excluding other considerations, if the market for these contracts is in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the September contract would take place at a price that is higher than the price of the October contract, thereby creating a “roll yield”. Backwardation will most likely not exist at all times. Moreover, some of the commodities reflected in an underlying index may have historically exhibited “contango” markets rather than backwardation. Contango markets are those in which prices are higher in more distant delivery months than in nearer delivery months Commodities may also fluctuate between backwardation and contango markets. The relative sale prices of the contracts with earlier and later expiration dates will depend on the commodities included in the underlying index and the markets for those commodities during the term of the notes. The presence of contango in the commodity markets could result in negative “roll yields”, which could adversely affect the level of the index and, accordingly, the level of the Reference Asset and the amount payable at maturity of the notes.

If the Notes are Linked to an ETF that Includes a Commodities Index, the Underlying Index will likely Underperform a Cash Purchase of the Commodities Included in the Index, Potentially by a Significant Amount.

Because a commodities index is comprised of futures contracts, there will be a cost to “rolling” the contracts forward as the index sells the current contracts and then purchases the next month’s contracts. As the commodities included in the index may have positively sloping forward curves, commonly known as “contango”, the index’s return may be reduced when the index removes less expensive contracts, and adds more expensive contracts. As a result, we expect that any index may underperform a direct investment in a similarly weighted basket of index commodities over the life of the notes.

The Notes May be Linked to an ETF that Includes an Excess Return Index, and not a Total Return Index.

The notes may be linked to an ETF that includes an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an uncollateralized investment in the contracts comprising such index. By contrast, a total return index, in addition to reflecting those returns, also reflect interest that could be earned on funds committed to the trading of the underlying futures contracts. The relevant pricing supplement will indicate whether the relevant index is an excess return index or a total return index.

Risks Relating to Notes with Reference Assets Comprised of ADSs

The value of the Underlying Stocks may not accurately track the value of the foreign stocks represented by such ADS.

If the Underlying Stocks (as defined) is an ADS, each share of the Underlying Stock will represent shares of the relevant company (an “underlying company”). The trading patterns of the ADSs will generally reflect the characteristics and valuations of the foreign stock; however, the value of the ADSs may not completely track the value of those shares. Trading volume and pricing on the applicable non-U.S. exchange may, but will not necessarily, have similar characteristics as the ADSs. For example, certain factors may increase or decrease the public float of the ADSs and, as a result, the ADSs may have less liquidity or lower market value than the foreign stock.

Adverse trading conditions in the applicable non-U.S. market may negatively affect the value of the Underlying Stock.

Holders of the underlying company’s ADSs may usually surrender the ADSs in order to receive and trade the foreign stock. This provision permits investors in the ADSs to take advantage of price differentials between markets. However, this provision may also cause the market prices of the Underlying Stock to more closely correspond with the values of the common shares in the applicable non-U.S. markets. As a result, a market outside of the U.S. for the foreign stock that is not liquid may also result in less liquid market for the ADSs.

There are important differences between the rights of holders of ADSs and the rights of holders of the foreign stock.

If the Underlying Stock is an ADS, you should be aware that your notes are linked to the ADS and not the foreign stock represented by such ADS, and there exist important differences between the rights of holders of an ADS and the foreign stock such ADS represents. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of the foreign stock. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the foreign stock issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign stock issuer. For example, the foreign stock issuer may make distributions in respect of the foreign stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the foreign stock may be significant and may materially and adversely affect the market value of your notes.

Delisting of ADSs.

If the Underlying Stock is an ADS and the ADS is no longer listed or admitted to trading on a U.S. securities exchange nor included in the OTC Bulletin Board Service operated by the Financial Industry Regulatory Authority (FINRA), or if the ADS facility between the issuer of the foreign stock and the ADS depositary is terminated for any reason, the price will be based on the common stock represented by the ADS. Such delisting of the ADS or termination of the ADS facility and the consequent adjustments may materially and adversely affect the value of the Reference Asset. We describe such delisting of the ADS or termination of the ADS facility and the consequent adjustments in the section of this product prospectus supplement called “Delisting of ADSs or Termination of ADS Facility.”

Other Risk Factors Relating to the Applicable Reference Asset

The relevant pricing supplement may set forth additional risk factors as to the Reference Asset that you should review prior to purchasing the notes.

UNDERLYING STOCK ISSUERS

In the relevant pricing supplement, we will provide summary information on the business of the issuers of the equity securities (the “Underlying Stocks”) constituting the Reference Asset based on their publicly available documents.

The Underlying Stocks will be registered under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”). Companies with securities registered under the Exchange Act are required to periodically file financial and other information specified by the SEC. This information is filed with the SEC and can be inspected and copied by you at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, information filed by the Underlying Stock issuers with the SEC electronically is available to the public over the Internet at the SEC’s website at http://www.sec.gov. Information filed with the SEC by the Underlying Stock issuers under the Exchange Act can be located by referencing their SEC file numbers, which may be specified in the relevant pricing supplement. In addition, information about the Underlying Stock issuers may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated information. We make no representation or warranty as to the accuracy or completeness of any such information.

GENERAL TERMS OF THE NOTES

Please note that in this section entitled “General Terms of the Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the prospectus.

In addition to the terms described in the “Summary” section above, the following general terms will apply to the notes, including your notes:

Specified Currency

Unless otherwise specified in the relevant pricing supplement, all payments, if any, on the notes will be made in U.S. dollars (“$”).

Form and Denomination

The notes will be issued only in global form through DTC. Unless otherwise specified in the relevant pricing supplement, the notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

No Listing

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, unless otherwise disclosed in the applicable pricing supplement.

Defeasance, Default Amount, Other Terms

Neither full defeasance nor covenant defeasance will apply to your notes. The following will apply to your notes:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “—Default Amount on Acceleration” below;

•	a business day for your notes will have the meaning described under “—Special Calculation Provisions—Business Day” below; and

•	a trading day for your notes will have the meaning described under “—Special Calculation Provisions—Trading Day” below.

Please note that the information about the issuance, issue date, issue price discounts or commissions and net proceeds to the Bank in the relevant pricing supplement relates only to the initial issuance and sale of your notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

Interest

Unless the relevant pricing supplement otherwise specifies, the notes will not be entitled to interest payments.

Principal Protected Notes

The relevant pricing supplement will specify if your notes are principal protected notes. The amount payable in respect of principal protected notes on the maturity date will be at least equal to the principal amount of the notes.

Payment at Maturity

Unless the relevant pricing supplement indicates that the notes will be entitled to repayment of the initial principal amount, the repayment at maturity will be based on the performance of the Reference Asset, subject to our credit risk as issuer of the notes, and will be calculated as follows:

Payment at Maturity in Excess of Principal

If the Final Price is greater than or equal to (or, in the case of bearish notes, less than or equal to) the Initial Price, then, at maturity, you will receive an amount equal to:

Principal Amount + (Principal Amount × Percentage Change)

The Percentage Change is the difference between the Final Price and the Initial Price and is expressed as a percentage of the Initial Price. The Percentage Change may be positive or negative and will be calculated as follows:

Final Price – Initial Price
Initial Price

If your notes are bearish notes, the Percentage Change will be calculated as follows:

Initial Price – Final Price
Initial Price

(a)	Participation Rate. If the relevant pricing supplement specifies that a Participation Rate is applicable to your notes, then the payment at maturity will be calculated as follows:

Principal Amount + (Principal Amount × Percentage Change × Participation Rate)

The Participation Rate represents the extent to which your notes will participate in the upside performance (or, in the case of bearish notes, downside performance) of the Reference Asset. The Participation Rate may be less than, equal to, or greater than 100%. If the Participation Rate is less than 100%, your notes will participate in less than the full upside performance (or, in the case of bearish notes, downside performance) of the Reference Asset. If the Participation Rate is greater than 100%, your notes will participate in the upside performance (or, in the case of bearish notes, downside performance) on a leveraged basis. The Participation Rate will be specified in the relevant pricing supplement, if applicable.

If the relevant pricing supplement specifies that a cap is applicable to your notes, then the payment at maturity will not exceed the Maximum Redemption Amount set forth in the relevant pricing supplement.

(b)	Booster Coupon. If the relevant pricing supplement specifies that a Booster Coupon is applicable to your notes:

1.	If the Percentage Change is greater than the Booster Percentage, then the payment at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

2.	If the Percentage Change is greater than or equal to 0% but less than or equal to the Booster Percentage, then the payment at maturity will equal:

Principal Amount + (Principal Amount × Booster Percentage)

The Booster Percentage is a specified increase (or, in the case of bearish notes, decrease) in the level of the Reference Asset, and will be set forth in the relevant pricing supplement, if applicable.

(c)	Digital Coupon. If the relevant pricing supplement specifies that a Digital Coupon is applicable to your notes, then the payment at maturity will equal:

Principal Amount + (Principal Amount x Digital Coupon)

The Digital Coupon will be a percentage specified in the applicable pricing supplement.

Payment at Maturity Less than or Equal to Principal

If the Final Price is less than (or, in the case of bearish notes, greater than) the Initial Price and the notes are not specified as principal protected notes in the relevant pricing supplement, then, at maturity, you will receive less than the principal amount of your notes, incurring a loss on your investment of principal. In such a case, the payment at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

(a)	Buffer. If the relevant pricing supplement specifies that a Buffer is applicable to your notes:

1.	If the Final Price is greater than or equal to (or, in the case of bearish notes, less than or equal to) the Buffer Level, then the payment at maturity will equal the principal amount of your notes.

2.	If the Final Price is less than (or in the case of bearish notes, greater than) the Buffer Level, then the payment at maturity will equal:

Principal Amount + [(Principal Amount × (Percentage Change + Buffer Percentage)]

The Buffer Level is a specified level of the Reference Asset that is less than (or, in the case of bearish notes, greater than) the Initial Price. The Buffer Level will be a percentage of the Initial Price and set forth in the relevant pricing supplement, if applicable. The Buffer Percentage is a specified percentage that will be set forth in the relevant pricing supplement, if applicable. For example, if the Buffer Level is 90% of the Initial Price, the Buffer Percentage will be 10%.

(b)	Barrier. If the relevant pricing supplement specifies that a Barrier is applicable to your notes:

1.	If no Barrier Event has occurred or if a note is specified as principal protected in the relevant pricing supplement and a Barrier Event has occurred, then the payment at maturity will equal the principal amount of your notes.

2.	If a Barrier Event has occurred and a note is not specified as being principal protected in the relevant pricing supplement, then the payment at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

Unless otherwise specified in the relevant pricing supplement, a Barrier Event will occur if:

(i)	the Final Price is less than (or, in the case of bearish notes, greater than) the Initial Price; and

(ii) (a)	for notes subject to Intra-Day Monitoring, at any time during the Monitoring Period, the level of the Reference Asset is less than (or,Pih2 pih2 in the case of bearish notes, greater than) the Barrier Level, or

(b)	for notes subject to Close of Trading Day Monitoring, on any trading day during the Monitoring Period, the closing level of the Reference Asset is less than (or, in the case of bearish notes, greater than) the Barrier Level, or

(c)	for notes subject to Final Valuation Date Monitoring, the Final Price is less than (or, in the case of bearish notes, greater than) the Barrier Level.

The relevant pricing supplement will specify which of these three Monitoring Methods is applicable to your notes as well as the applicable Monitoring Period. If your notes are monitored by a different method, that method will be specified in the relevant pricing supplement, as well as any other provisions relating to the determination of the amount payable on your notes at maturity.

The Barrier Level is a specified level of the Reference Asset that is less than (or, in the case of bearish notes, greater than) the Initial Price. The Barrier Level will be a percentage of the Initial Price and set forth in the relevant pricing supplement, if applicable.

Determining the Level of the Reference Asset

Initial Price. The relevant pricing supplement will set forth the Initial Price of the Reference Asset. Unless otherwise specified in the relevant pricing supplement, the Initial Price of an equity security or ETF will be its closing price on the pricing date.

Final Price. Unless otherwise specified in the relevant pricing supplement, the level of an equity security or ETF on any valuation date will be its closing price on that date. The closing price for any equity security or ETF on any day will equal the closing sale price or last reported sale price, regular way, for that security, on a per-share basis:

•	on the principal national securities exchange on which that security is listed for trading on that day, or

•	if that security is not quoted on any national securities exchange on that day, on any other market system or quotation system that is the primary market for the trading of that security.

If the security is not listed or traded as described above, then its closing price on any day will be the average, as determined by the calculation agent, of the bid prices for that security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Valuation Date

Unless otherwise specified in the relevant pricing supplement, the valuation date (if there is only one valuation date applicable to the notes) or the final valuation date (if there is more than one valuation date applicable to the notes) will be the third trading day before the maturity date specified in the relevant pricing supplement. If the calculation agent determines that a market disruption event occurs or is continuing on any valuation date applicable to the notes, the Final Price will be determined according to the calculation in “—Market Disruption Events” below. Under certain circumstances, the determinations of the calculation agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts”.

Maturity Date

Unless otherwise specified in the relevant pricing supplement, the maturity date will be the third scheduled business day following the valuation date or the final valuation date, as applicable, unless that date is not a business day, in which case the maturity date will be the next following business day. The maturity date will be postponed by the same number of trading days as the valuation date or the final valuation date, as applicable, if a market disruption event occurs or is continuing as described above. No interest will accrue past the maturity date specified in the relevant pricing supplement.

Unavailability of the Level of the Reference Asset on a Valuation Date

With respect to Reference Assets consisting of one or more equity securities or ETFs, if a security’s listing is withdrawn from the principal national securities exchange on which that security is listed for trading and that security is not listed on any national exchange, or trading on that security is terminated on or prior to any valuation date, then the closing price for that security on that date will be determined by the calculation agent. In determining the closing price for that security on that date, the calculation agent may consider any relevant information, including, without limitation, information consisting of relevant market data in the relevant market supplied by one or more third parties or internal sources including, without limitation, relevant rates, prices, yields, yield curves, volatilities, spreads, correlations or other relevant market data in the relevant market.

Adjustments to an ETF

If an ETF is de-listed from the relevant exchange, liquidated or otherwise terminated, the calculation agent will substitute an ETF that the calculation agent determines, in its sole discretion, is comparable to the discontinued fund (such fund being referred to herein as a “successor ETF”). If the ETF (or a successor ETF) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate closing price of one share of the ETF by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the ETF. If a successor ETF is selected or the calculation agent calculates the closing price by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the ETF, that successor ETF or computation methodology will be substituted for the ETF (or such successor ETF) for all purposes of the notes.

If the calculation agent determines that no substitute ETF comparable to the original ETF, or no appropriate computation methodology exists, then the calculation agent will deem the closing price of the original ETF on the trading day immediately prior to its de-listing, liquidation or other termination to be the closing price of the original ETF on every remaining trading day to, and including, the final valuation date.

The calculation agent also may determine that no adjustment is required under this subsection by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the closing price of one share of the ETF (or any successor ETF) and of any related determinations and calculations, and its related determinations and calculations will be conclusive in the absence of manifest error.

Adjustments Relating to Notes Linked to a Basket

If the calculation agent substitutes a successor equity security or ETF, or otherwise affects or modifies a Basket Component, then the calculation agent will make those calculations and adjustments as, in judgment of the calculation agent, may be necessary in order to arrive at a basket comparable to the original Basket (including, without limitation, changing the percentage weights of the Basket Components), as if those changes or modifications had not been made, and will calculate the payment at maturity with reference to that basket or the successor basket (as described below), as adjusted.

In this event, the calculation agent will provide written notice to the trustee of these calculations and adjustments, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each noteholder, or in the case of global notes, the depositary, as holder of the global notes.

In the event of the adjustment described above, the newly composed basket is referred to in this section as the “successor basket” and will be used as a substitute for the original Basket for all purposes.

If the calculation agent determines that the available successor basket or basket components as described above do not fairly represent the value of the original Basket or Basket Components, as the case may be, then the calculation agent will determine the level of the applicable Basket Components or the Basket level for any valuation date as described under “—Unavailability of the Level of the Reference Asset on a Valuation Date”.

Notwithstanding these alternative arrangements, discontinuance of trading on the applicable exchanges or markets in any Basket Component may adversely affect the market value of the notes.

Under certain circumstances, the determinations of the calculation agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts”.

Market Disruption Events

If the Final Price will be determined on a single valuation date and a market disruption event occurs or is continuing on that date, the Final Price will equal the closing price or closing level, as applicable, of the Reference Asset on the first trading day following the valuation date on which the calculation agent determines that a market disruption event is not continuing. If a market disruption event occurs or is continuing on each trading day to and including the seventh trading day following the valuation date, the Final Price will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered commercially reasonable under the circumstances) by the calculation agent on that seventh trading day, regardless of the occurrence or continuation of a market disruption event on that day. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Final Price that would have prevailed in the absence of the market disruption event.

If the Final Price will be determined over more than one valuation date and a market disruption event occurs or is continuing on any scheduled valuation date other than the final valuation date, the level of the Reference Asset for that valuation date will equal the closing price or closing level, as applicable, of the Reference Asset on the next scheduled valuation date. For example, if a market disruption event occurs or is continuing on the first and second scheduled valuation dates, but not on the third scheduled valuation date, then the closing price or closing level, as applicable, of the Reference Asset on the third scheduled valuation date will also be deemed to be the closing price or closing level, as applicable, of the Reference Asset on the first and second scheduled valuation dates. If no further scheduled valuation dates occur after a valuation date on which a market disruption event occurs or is continuing or if a market disruption event occurs or is continuing on the final valuation date, then the closing price or closing level, as applicable, of the Reference Asset for that valuation date will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered to be commercially reasonable under the circumstances) by the calculation agent on that final valuation date, regardless of the occurrence or continuation of a market disruption event on that day. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing price or closing level, as applicable, of the Reference Asset that would have prevailed in the absence of the market disruption event.

If the Reference Asset of your notes is a Basket and one or more, but not all, of the Basket Components is affected by a market disruption event that occurs or is continuing on a date where the Final Price will be determined (whether the valuation date is a single valuation date or more than one valuation date), the valuation date with respect to each Basket Component that is affected by a market disruption event (each a “Disrupted Basket Component”) may be postponed, and thus the determination of the Final Level may be delayed. If such postponement occurs, the closing price or closing level for the Disrupted Basket Component may be determined by the calculation agent by reference to the closing price or closing level of the Disrupted Basket Component on the first trading day on which no market disruption event has occurred or is continuing for such Basket Component, as determined by the calculation agent. In no event, however, will a valuation date with respect to a Basket Component be postponed by more than seven trading days. Moreover, if the valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless by the valuation date for the Disrupted Basket Component, and the calculation agent will determine the closing price or closing level of the Disrupted Basket Component.

A market disruption event for a particular Basket Component will not necessarily be a market disruption event for another Basket Component. If, on the originally scheduled valuation date, no market disruption event with respect to a particular Basket Component occurs or is continuing, then the determination of the closing price or closing level for such Basket Component will be made on the originally scheduled valuation date, irrespective of the occurrence of a market disruption event with respect to one or more of the other Basket Components.

A market disruption event means any event, circumstance or cause which the Bank determines, and the calculation agent confirms, has or will have a material adverse effect on the ability of the Bank to perform its obligations under the notes or to hedge its position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect with respect to any equity securities or ETF that is or forms a part of the Reference Asset:

•

a suspension, absence or limitation of trading in (i) that security in its primary market, as determined by the calculation agent, or (ii) futures or options contracts relating to that security in the primary market for those contracts, as determined by the calculation agent;

•

any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to (i) effect transactions in, or obtain market values for, the security in its primary market, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating to the security in its primary market;

•

the closure on any day of the primary market for that security on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market;

•

any scheduled trading day on which (i) the primary market for that security or (ii) the exchanges or quotation systems, if any, on which futures or options contracts on that security are traded, fails to open for trading during its regular trading session; or

•

any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this product prospectus supplement.

Anti-Dilution Adjustments Relating to Equity Securities or a Reference Asset that is an ETF

The Initial Price, Buffer Level and Barrier Level will be specified in the relevant pricing supplement. The calculation agent will adjust the Initial Price, Buffer Level and Barrier Level if any of the dilution events described below occurs with respect to the Reference Asset. If your notes are linked to a Basket of equity securities or ETFs, the terms of your notes will be adjusted as deemed necessary by the calculation agent to equitably reflect the provisions set forth in this section; for example, depending upon the terms of your notes, only the Initial Price of the relevant equity security or ETF may require adjustment, and only the relevant security would be replaced in the applicable Basket if so provided under “—Valuation of Distribution Property” and “—Substitution”, below.

The calculation agent will adjust the Initial Price, Buffer Level and Barrier Level as described below, but only if an event below under this section occurs with respect to the Reference Asset and only if the relevant event occurs during the period described under the applicable subsection. The Initial Price, Buffer Level and Barrier Level will be subject to the adjustments described below, independently and separately, with respect to the dilution events that affect the Reference Asset.

If more than one anti-dilution event requiring adjustment occurs with respect to the Initial Price, Buffer Level and Barrier Level, the calculation agent will adjust that Initial Price, Buffer Level and Barrier Level for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Therefore, having adjusted the Initial Price, Buffer Level and Barrier Level for the first event, the calculation agent will adjust the Initial Price, Buffer Level and Barrier Level for the second event, applying the required adjustment to the Initial Price, Buffer Level and Barrier Level as already adjusted for the first event, and so on for each event. If an event requiring an anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and us, relative to your note, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result.

Stock Splits and Stock Dividends

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. When a corporation pays a stock dividend, it issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock split or stock dividend.

If the Reference Asset is subject to a stock split or receives a stock dividend, then the calculation agent will adjust the Initial Price, Buffer Level and Barrier Level by dividing the prior Initial Price, Buffer Level and Barrier Level—that is, the Initial Price, Buffer Level and Barrier Level before the stock split or stock dividend—by the number equal to: (1) the number of shares of the Reference Asset outstanding immediately after the stock split or stock dividend becomes effective; divided by (2) the number of shares of the Reference Asset outstanding immediately before the stock split or stock dividend becomes effective. The Initial Price, Buffer Level and Barrier Level will not be adjusted, however, unless:

•

in the case of a stock split, the first day on which the Reference Asset trades without the right to receive the stock split occurs after the pricing date and on or before the applicable valuation date; or

•	in the case of a stock dividend, the ex-dividend date occurs after the pricing date and on or before the applicable valuation date.

The ex-dividend date for any dividend or other distribution with respect to the Reference Asset is the first day on which the Reference Asset trades without the right to receive that dividend or other distribution.

Reverse Stock Splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth more as a result of a reverse stock split.

If the Reference Asset is subject to a reverse stock split, then the calculation agent will adjust the Initial Price, Buffer Level and Barrier Level by multiplying the prior Initial Price, Buffer Level and Barrier Level by a number equal to: (1) the number of shares of the Reference Asset outstanding immediately before the reverse stock split becomes effective; divided by (2) the number of shares of the Reference Asset outstanding immediately after the reverse stock split becomes effective. The Initial Price, Buffer Level and Barrier Level will not be adjusted, however, unless the reverse stock split becomes effective after the pricing date and on or before the applicable valuation date.

Extraordinary Dividends

Any distribution or dividend on the Reference Asset determined by the calculation agent to be a distribution or dividend that is not in the ordinary course of the issuer’s historical dividend practices will be deemed to be an extraordinary dividend. The calculation agent will determine if the dividend is an extraordinary dividend and, if so, the amount of the extraordinary dividend. Each outstanding share will be worth less as a result of an extraordinary dividend.

If any extraordinary dividend occurs with respect to the Reference Asset, the calculation agent will adjust the Initial Price, Buffer Level and Barrier Level to equal the product of: (1) the prior Initial Price, Buffer Level and Barrier Level, times (2) a fraction, the numerator of which is the amount by which the closing price of the Reference Asset on the business day before the ex-dividend date exceeds the extraordinary dividend amount and the denominator of which is the closing price of the Reference Asset on the business day before the ex-dividend date. The Initial Price, Buffer Level and Barrier Level will not be adjusted, however, unless the ex-dividend date occurs after the pricing date and on or before the applicable valuation date.

The extraordinary dividend amount with respect to an extraordinary dividend for the Reference Asset equals:

•

for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the Reference Asset minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the Reference Asset; or

•	for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on the Reference Asset that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the Initial Price, Buffer Level and Barrier Level only as described under “—Stock Splits and Stock Dividends” above, “—Transferable Rights and Warrants” below or “—Reorganization Events” below, as the case may be, and not as described here.

Transferable Rights and Warrants

If the issuer of the Reference Asset issues transferable rights or warrants to all holders of the Reference Asset to subscribe for or purchase the Reference Asset at an exercise price per share that is less than the closing price of the Reference Asset on the business day before the ex-dividend date for the issuance, then the Initial Price, Buffer Level and Barrier Level will be adjusted by multiplying the prior Initial Price, Buffer Level and Barrier Level by the following fraction:

•

the numerator will be the number of shares of the Reference Asset outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the Reference Asset that the aggregate offering price of the total number of shares of the Reference Asset so offered for subscription or purchase pursuant to the transferable rights or warrants could purchase at the closing price on the business day before the ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the business day before that ex-dividend date.

•

the denominator will be the number of shares of the Reference Asset outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the Reference Asset offered for subscription or purchase under those transferable rights or warrants.

The Initial Price, Buffer Level and Barrier Level will not be adjusted, however, unless the ex-dividend date described above occurs after the pricing date and on or before the applicable valuation date.

Reorganization Events

If the issuer of the Reference Asset undergoes a reorganization event in which property other than the Reference Asset — e.g., cash and securities of another issuer — is distributed in respect of the Reference Asset, then, for purposes of calculating the level of the Reference Asset, the calculation agent will determine the closing price of the Reference Asset on the applicable valuation date to equal the value of the cash, securities and other property distributed in respect of one share of the Reference Asset.

If the calculation agent determines that, by valuing such cash, securities and other property, a commercially reasonable result is not achieved, then the calculation agent will, in its sole discretion, substitute another stock for that Reference Asset.

Each of the following is a reorganization event with respect to the Reference Asset:

•	the Reference Asset is reclassified or changed;

•

the issuer of the Reference Asset, or any surviving entity or subsequent surviving entity of the issuer of the Reference Asset (a “Successor Entity”) has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding stock is exchanged for or converted into other property;

•

a statutory share exchange of the issuer of the Reference Asset or any Successor Entity involving the outstanding stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above;

•	the issuer of the Reference Asset sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

•

the issuer of the Reference Asset effects a spin-off—that is, issues to all holders of the Reference Asset equity securities of another issuer, other than as part of an event described in the four bullet points above;

•	the issuer of the Reference Asset is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or

•	another entity completes a tender or exchange offer for all of the outstanding stock of the issuer of the Reference Asset.

Valuation of Distribution Property

If a reorganization event occurs with respect to the Reference Asset, and the calculation agent does not substitute another stock for the Reference Asset as described in “—Substitution” below, then the calculation agent will determine the applicable closing price on each valuation date so as to equal the value of the property—whether it be cash, securities or other property—distributed in the reorganization event in respect of one share of the Reference Asset, as the Reference Asset existed before the date of the reorganization. We refer to the property distributed in a reorganization event as distribution property, a term we describe in more detail below. The calculation agent will not make any determination for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the pricing date and on or before the applicable valuation date.

For the purpose of making a determination required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the relevant date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the Reference Asset may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

If a reorganization event occurs and the calculation agent adjusts the closing price of the Reference Asset on a valuation date to equal the value of the distribution property distributed in the event, as described above, the calculation agent will make further determinations for later events that affect the distribution property considered in determining the closing price. The calculation agent will do so to the same extent that it would make determinations if the Reference Asset were outstanding and were affected by the same kinds of events.

For example, if the issuer of the Reference Asset merges into another company and each share of the Reference Asset is converted into the right to receive two common shares of the surviving company and a specified amount of cash, then on each valuation date the closing price of a share of the Reference Asset will be determined to equal the value of the two common shares of the surviving company plus the specified amount of cash. The calculation agent will further determine the common share component of such closing price to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in “—Anti-Dilution Adjustments Relating to Equity Securities” or a Reference Asset that is an ETF or as described above in this “—Reorganization Events” section as if the common shares were the Reference Asset. In that event, the cash component will not be redetermined but will continue to be a component of the closing price.

When we refer to distribution property, we mean the cash, securities and other property distributed in a reorganization event in respect of the Reference Asset or in respect of whatever securities whose value determines the closing price on a valuation date if any adjustment resulting from a reorganization event has been made in respect of a prior event. In the case of a spin-off, the distribution property also includes the Reference Asset in respect of which the distribution is made.

If a reorganization event occurs, the distribution property distributed in the event will be substituted for the Reference Asset as described above. Consequently, in this product prospectus supplement, when we refer to the Reference Asset, we mean any distribution property that is distributed in a reorganization event in respect of the Reference Asset. Similarly, when we refer to the issuer of the Reference Asset, we mean any successor entity in a reorganization event.

Substitution

If the calculation agent determines that a commercially reasonable result is not achieved by valuing distribution property with respect to the Reference Asset upon becoming subject to a reorganization event, then the calculation agent will, in its sole discretion, substitute another stock for the Reference Asset. In such case, the adjustments described above in “—Valuation of Distribution Property” will not apply.

If the calculation agent so determines, it may choose, in its sole discretion, the stock of a different company listed on a national securities exchange or quotation system as a substitute for the Reference Asset. For all purposes, the substitute stock will be deemed to be a stock for purposes hereof.

The calculation agent will determine, in its sole discretion, the Initial Price, Buffer Level, Barrier Level and/or the manner of valuation of the substitute stock. The calculation agent will have the right to make such adjustments to the calculation of the individual stock performance as it determines in its sole discretion are necessary to preserve as nearly as possible our and your relative economic position prior to the reorganization event.

Delisting of ADSs or Termination of ADS Facility

If an ADS serving as the applicable Underlying Stock is no longer listed or admitted to trading on a U.S. securities exchange nor included in the OTC Bulletin Board Service operated by the Financial Industry Regulatory Authority (FINRA), or if the ADS facility between the issuer of the underlying common shares and the ADS depositary is terminated for any reason, then, on and after the date such ADS is no longer so listed or admitted to trading or the date of such termination, as applicable, the underlying ADS stock will be deemed to be the applicable Underlying Stock. The price of the Underlying Stock will be expressed in U.S. dollars, converted using an applicable exchange rate determined by the calculation agent.

Other Events

The calculation agent is empowered to make such adjustments to the terms of the notes for other events not described above in its sole discretion.

Under certain circumstances, the determinations of the calculation agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts”.

Payment of Additional Amounts

We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no Additional Amounts will be payable with respect to a payment made to a holder of a note, which we refer to as an “Excluded Holder”, in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)	which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

(iii)	which presents such note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:

(a)	the due date for payment thereof, or

(b)	if the full amount of the monies payable on such date has not been received by the trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

(iv)	who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.

We will also make such withholding or deduction in respect of taxes and remit the full amount deducted or withheld to the relevant Canadian authority in accordance with applicable law. We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee. We will indemnify and hold harmless each holder of notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any taxes on such holder’s net income or capital.

For additional information, see the section entitled “Supplemental Discussion of Canadian Tax Consequences”.

Default Amount on Acceleration

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable on the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable as described under the caption “— Payment at Maturity,” calculated as if the date of acceleration were the final valuation date.

If the maturity of the notes is accelerated because of an event of default, we will, or will cause the calculation agent to, provide written notice to the trustee at its Golden, Colorado office, on which notice the trustee may conclusively rely, and to the depositary, of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Manner of Payment and Delivery

Any payment on the notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in Golden, Colorado. The payment at maturity will only be made when the notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the senior prospectus supplement, any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your note, however, the term business day may have a different meaning than it does for other senior notes. We discuss this term under “—Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent will make all determinations regarding the level of the Reference Asset, modified business days, market disruption events, the default amount, and the amount payable on your notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

Our affiliate, Scotia Capital Inc. is currently serving as the calculation agent for the notes. We may change the calculation agent for your notes at any time without notice and the calculation agent may resign as calculation agent at any time upon 60 days’ written notice to the Bank.

Under certain circumstances, the determinations of the calculation agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts”.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a business day of the kind described in the prospectus supplement, unless otherwise specified in the relevant pricing supplement. If the relevant pricing supplement specifies a different meaning for the term business day, we will use that modified definition in determining each applicable payment date as well as the maturity date for your notes, all as described in this product prospectus supplement.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which the principal trading market for the Reference Asset or Basket Component is open for trading, unless otherwise specified in the relevant pricing supplement.

APPOINTMENT OF INDEPENDENT CALCULATION EXPERTS

If a calculation or valuation described under “General Terms of the Notes — Unavailability of the Level of the Reference Asset on a Valuation Date” or “General Terms of the Notes — Market Disruption Events” contemplated to be made by the calculation agent in respect of the notes involves the application of material discretion and is not based on information or calculation methodologies compiled or utilized by, or derived from, independent third party sources, the Bank will appoint one or more calculation experts to confirm such calculation or valuation. Such calculation experts will be independent from the Bank and active participants in the financial markets in the relevant jurisdiction in which the Reference Asset or Basket Components are traded. Calculation experts will not assume any obligation or duty to, or any relationship of agency or trust for or with, the holders of the notes or the Bank. Holders of the notes will be entitled to rely on any valuation or calculations made by such calculation experts and such valuations or calculations will (except in the case of manifest error) be final and binding on the Bank, the calculation agent and the holders of the notes. Calculation experts will not be responsible for good faith errors or omissions in the making of any such valuations or calculations. Calculation experts may, with the consent of the Bank, delegate any of their obligations and functions to a third party as they deem appropriate, but acting honestly and reasonably at all times. The valuations and calculations of calculation experts will be made available to the holders of the notes upon request.

HYPOTHETICAL RETURNS ON YOUR NOTES

The relevant pricing supplement may include a table or chart showing hypothetical amounts that could be delivered for your notes at maturity, based on a range of hypothetical levels of the Reference Asset and on various key assumptions shown in the relevant pricing supplement.

Any table or chart showing hypothetical amounts will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical levels of the Reference Asset on any valuation date, as calculated in the manner described in the relevant pricing supplement and assuming all other variables remained constant. The hypothetical amounts listed in the relevant pricing supplement will be entirely hypothetical. They will be based on levels of the Reference Asset that may not be achieved on the relevant valuation date and on assumptions that may prove to be erroneous.

As calculated in the relevant pricing supplement, the hypothetical amounts payable on your notes at maturity may bear little or no relationship to the actual market value of your notes on that date or at any other time, including any time you might wish to sell your notes. In addition, you should not view the hypothetical amounts as an indication of the possible financial return on an investment in your notes, since the financial return will be affected by various factors, including taxes, that the hypothetical information does not take into account. Moreover, whatever the financial return on your notes might be, it may bear little relation to — and may be much less than — the financial return that you might achieve were you to invest directly in the Reference Asset.

We describe various risk factors that may affect the market value of your notes, and the unpredictable nature of that market value, under “Additional Risk Factors Specific to the Notes” above.

We cannot predict the levels of the Reference Asset or, therefore, the payment at maturity. Moreover, the assumptions we make in connection with any hypothetical information in the relevant pricing supplement may not reflect actual events. Consequently, that information may give little or no indication of the amount that will be paid in respect of your notes at maturity, nor should it be viewed as an indication of the financial return on your notes or of how that return might compare to the financial return on an investment directly in the Reference Asset.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the prospectus supplement under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In anticipation of the sale of the notes, we or our affiliates expect, but are not required to, enter into hedging transactions involving purchases of securities, commodities, indices or other assets included in or linked to the Reference Asset and/or listed and/or over-the-counter derivative instruments linked to the Reference Asset prior to or on the pricing date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

•	acquire or dispose of the Reference Asset or its components;

•	acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the level of the Reference Asset or its components; or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those similar securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of the Reference Asset or its components or over-the-counter derivative instruments linked to those assets.

The hedging activity discussed above may adversely affect the market value of the notes from time to time. See “Additional Risk Factors Specific to the Notes— Trading and Other Transactions by the Bank or its Affiliates in the Reference Asset or Its Components, Futures, Options, Exchange-Traded Funds or Other Derivative Products May Adversely Affect the Market Value of the Notes” and “—The Business Activities of the Bank or its Affiliates May Create Conflicts of Interest” in this product prospectus supplement for a discussion of these adverse effects.

HISTORICAL REFERENCE ASSET LEVEL INFORMATION

We may provide historical level information on the Reference Asset or applicable Basket Components in the relevant pricing supplement. You should not take any of those historical levels as an indication of the future performance. We cannot give you any assurance that the level of the Reference Asset or Basket Components will not decrease (or, in the case of bearish notes, increase), thus causing you from to receive an amount that is less than the principal amount of your notes at maturity in the event your note is not a principal protected note.

SUPPLEMENTAL DISCUSSION OF CANADIAN TAX CONSEQUENCES

An investor should read carefully the description of certain material Canadian federal income tax considerations relevant to a Non-Resident Holder (as defined) acquiring debt securities under “Certain Income Tax Consequences” in the accompanying prospectus supplement.

Interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) on the notes that is paid or credited, or deemed for purposes of the ITA to be paid or credited, to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax, except in the circumstances described under “Certain Income Tax Consequences” in the accompanying prospectus supplement. The Canadian withholding tax implications of such an issuance will be described particularly in the relevant pricing supplement for such notes. The description of the Canadian federal income tax considerations under “Certain Income Tax Consequences” in the prospectus supplement will be superseded by the pricing supplement to the extent indicated in the pricing supplement.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general description of certain U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this product prospectus supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following disclosure has been prepared without regard to any particular note that you may purchase and, therefore, is provided solely as a matter of general information. You should not rely upon the following disclosure or the disclosure under “Certain Income Tax Consequences—Certain United States Income Tax Considerations” in the prospectus supplement with regard to an investment in any particular note because they do not take into account the terms of any particular note or the tax consequences of investing in or holding any particular note unless the pricing supplement applicable to your notes expressly indicates that you may rely on those disclosures. Any note that you purchase may have terms that would result in a tax treatment that is significantly different from the treatment described below. For example, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes. If an investor in the notes is not subject to a significant risk that it will lose a significant amount of its investment in the notes, the tax treatment of that note may differ substantially from that described in the discussion below. There may be other features or terms of your notes that will cause this tax section to be inapplicable to your notes.

Consequently, any tax disclosure relevant to any note you may purchase will be set forth only in the pricing supplement relating to your note, and, unless the pricing supplement indicates otherwise, you should not rely on the tax disclosure below or in the prospectus supplement in deciding whether to invest in any note. Moreover, in all cases, you should consult with your own tax advisor concerning the consequences of investing in and holding any particular note you propose to purchase.

U.S. Holders

The following section supplements the discussion of U.S. federal income taxation in the prospectus supplement with respect to U.S. holders (as defined in the prospectus supplement) that purchase their notes in an offering. Except as otherwise noted under “Non-U.S. Holders” below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the prospectus supplement.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether the components of any of the Reference Assets would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code or a “U.S. real property holding corporation” within the meaning of Section 897 of the Internal Revenue Code. If the components of one or more such Reference Assets were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the issuers of the Reference Assets and consult your tax advisor regarding the possible consequences to you in this regard.

Depending on the terms of the notes you may actually purchase, it may be reasonable to treat a note with terms described in this product prospectus supplement as a pre-paid cash-settled derivative contract in respect of the Reference Asset or Basket for U.S. federal income tax purposes, and the terms of the notes may require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. If the notes are so treated, subject to the discussion below concerning the potential application of the “constructive ownership” rules, a U.S. holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the notes. In general, a U.S. holder’s tax basis in the notes will be equal to the price the holder paid for the notes. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. The holding period for notes of a U.S. holder who acquires the notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the notes. If the notes are held by the same U.S. holder until maturity, that holder’s holding period will generally include the maturity date. It is possible that the Internal Revenue Service could assert that a U.S. holder’s holding period in respect of the notes should end on the date on which the amount the holder is entitled to receive upon the maturity of the notes is determined, even though the holder will not receive any amounts from us in respect of the notes prior to the maturity of the notes. In such case, a U.S. holder may be treated as having a holding period in respect of the notes that is one year or less even if the holder receives cash upon maturity of the notes at a time that is more than one year after the beginning of its holding period.

Potential Application of the “Constructive Ownership” Rules. If one or more of the Reference Assets is or includes the type of financial asset described under Section 1260 of the Internal Revenue Code (including, among others, any equity interest in pass-thru entities such as ETFs, regulated investment companies, real estate investment trusts, partnerships and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, unless otherwise specified in the applicable pricing supplement, there exists a substantial risk that an investment in a note is, in whole or in part, a “constructive ownership transaction” to which Section 1260 of the Internal Revenue Code applies. If Section 1260 of the Internal Revenue Code applies, all or a portion of any long-term capital gain recognized by a U.S. holder in respect of a note will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, or settlement).

If an investment in a note is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. holder in respect of the note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of the note and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code) that such U.S. holder would have had if such U.S. holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the note attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets upon the date of sale, exchange or settlement of the note at fair market value (and appropriately taking into account any leveraged upside exposure). Alternatively, the Internal Revenue Service may contend that the Excess Gain should not be limited to amounts attributable to a Section 1260 Financial Asset, but should instead apply to all of the Reference Asset(s). To the extent any gain is treated as long-term capital gain after application of the recharacterization rules of Section 1260 of the Internal Revenue Code, such gain would be subject to U.S. federal income tax at the rates that would have been applicable to the net underlying long-term capital gain. U.S. holders should consult their tax advisors regarding the potential application of Section 1260 of the Internal Revenue Code to an investment in the note.

Alternative Treatments. Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it may be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument. If the notes have a term that exceeds one year, such a debt instrument may be subject to the special tax rules governing contingent payment debt instruments as discussed below.

If the Reference Asset is, or a Basket includes, an index that periodically rebalances, it is possible that the notes could be treated as a series of derivative contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a holder would be treated as disposing of the notes on each rebalancing date in return for new derivative contracts that mature on the next rebalancing date, and a holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of

Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Unless stated otherwise in the relevant pricing supplement, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this product prospectus supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Contingent Payment Debt Instruments. If the notes are subject to the special rules applicable to contingent payment debt instruments, the amount of interest U.S. holders are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing “original issue discount” or OID (see “Certain Income Tax Consequences—Certain United States Income Tax Considerations—Original Issue Discount” in the prospectus supplement) on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. A projected payment schedule with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule will consist of the principal amount, any noncontingent payments provided under the terms of the note, and a projection for tax purposes of each contingent payment. These rules could possibly have the effect of requiring U.S. holders to include amounts in income in respect of the notes prior to receipt of cash attributable to that income.

The amount of interest that a U.S. holder will be required to include in income during each accrual period for the notes will equal the product of the adjusted issue price for the notes at the beginning of the accrual period and the comparable yield for the notes for such period. The adjusted issue price of the notes will equal the original offering price for the notes plus any interest that has accrued on the notes (under the rules governing contingent payment debt instruments) and decreased by the projected amount of any payments previously made on the notes.

Information on how to obtain the comparable yield and projected payment schedule for a particular note will be provided in the applicable pricing supplement. A holder is required to use this comparable yield and projected payment schedule in determining its interest accruals in respect of a note treated as a contingent payment debt instrument unless the holder timely discloses and justifies on its federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes. Any Form 1099-OID will be based on such comparable yield and projected payment schedule.

In addition to accruing interest income in accordance with the comparable yield, a U.S. holder will be required to make adjustments (as described below) if the actual amounts that holder receives in any taxable year differs from the projected payment schedule.

If, during any taxable year, a U.S. holder receives actual payments with respect to the notes that, in the aggregate, exceed the total amount of projected payments for that taxable year, that holder will incur a “net positive adjustment” under applicable Treasury regulations equal to the amount of such excess. A U.S. holder will treat a net positive adjustment as additional interest income in that taxable year.

If a U.S. holder receives in a taxable year actual payments with respect to the notes that, in the aggregate, are less than the amount of projected payments for that taxable year, that holder will incur a “net negative adjustment” under applicable Treasury regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce interest income on the notes for that taxable year, and (b), to the extent of any excess after the application of clause (a), give rise to an ordinary loss to the extent of the holder’s interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in clauses (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, redemption or maturity of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

If the notes are purchased for an amount that differs from the notes’ adjusted issue price at the time of the purchase, a U.S. holder must determine the extent to which the difference between the price paid for the notes and the notes’ adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

If the notes are purchased for an amount that is less than the adjusted issue price of the notes, U.S. holders must (i) make positive adjustments increasing the amount of interest that would otherwise accrue and be included in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph, and (ii) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of loss) that would otherwise be recognized upon the receipt, if any, of each remaining contingent payment to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If the notes are purchased for an amount that is greater than the adjusted issue price of the notes, U.S. holders must (i) make negative adjustments decreasing the amount of interest that would otherwise accrue and be included in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph, and (ii) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of loss) that would otherwise be recognized upon the receipt, if any, of each remaining contingent payment to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that a U.S. holder may receive will not reflect the effects of any positive or negative adjustments, U.S. holders are urged to consult with their tax advisors as to whether and how the adjustments described in the preceding paragraph should be made to the amounts reported on any Form 1099-OID.

If a contingent payment on the notes becomes fixed (within the meaning of applicable Treasury regulations) more than six months before the payment is due, a positive or negative adjustment, as appropriate, is made to reflect the difference between the present value of the amount that is fixed and the present value of the projected amount. The present value of each amount is determined by discounting the amount from the date the payment is due to the date the payment becomes fixed, using a discount rate equal to the comparable yield. If all contingent payments on the notes become fixed, substantially contemporaneously, applicable Treasury regulations provide that U.S. holders should take into account positive or negative adjustments in respect of such contingent payments over the period to which they related in a reasonable manner. U.S. holders should consult their tax advisors as to what would be a “reasonable manner” in their particular situation.

U.S. holders will recognize gain or loss on the sale, redemption or maturity of the notes in an amount equal to the difference, if any, between the amount of cash received at that time and their adjusted basis in the notes. In general, a U.S. holder’s adjusted basis in the notes will equal the amount the holder paid for the notes, increased by the amount of interest that was previously accrued with respect to the notes (in accordance with the comparable yield for the notes, but disregarding any adjustments made if the actual payments differ from the projected payments), decreased by the projected amount of any payments previously made on the notes, and increased or decreased by the amount of any positive or negative adjustment, if any, that is made with respect to the notes under the rules set forth above with respect to secondary purchasers.

Any gain that may be recognized on the sale, redemption or maturity of notes treated as contingent payment debt instruments will generally be ordinary interest income. Any loss that may be recognized upon the sale, redemption or maturity of such notes will generally be ordinary loss to the extent the interest included as income in the current or previous taxable years in respect of the notes exceeded the total net negative adjustments that the holder took into account as ordinary loss, and thereafter will be capital loss. If the notes are held until maturity and the payment at maturity is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent the interest that the holder previously accrued as income in respect of the notes exceeded the total net negative adjustments that the holder took into account as ordinary loss, and thereafter will be capital loss. The deductibility of capital losses is subject to limitations.

Additional Information for U.S. Holders

U.S. holders should also review the discussion in “—Medicare Tax”, “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Information

Reporting and Backup Withholding” under “Certain Income Tax Consequences—Certain United States Income Tax Considerations” in the prospectus supplement.

Non-U.S. Holders

The following discussion applies to non-U.S. holders of the notes. A non-U.S. holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii), if the holder is a non-resident alien individual, such holder is not present in the United States for 183 days or more during the taxable year of the sale or maturity of the notes. In the case of clause (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization cause payments with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective investors should consult their own tax advisors in this regard.

Under recently enacted legislation, a “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to U.S. withholding tax unless reduced by any applicable tax treaty. A “dividend equivalent” payment is generally defined as (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the Internal Revenue Service to be substantially similar to a payment described in the preceding clauses (i) and (ii). If any Reference Asset reflects the reinvestment of the dividend income from its underlying stocks, the Internal Revenue Service could assert (or the Treasury Department could issue regulations providing) that the notes give rise to dividend equivalent payments which would be subject to U.S. withholding tax. In that case, we may withhold on payments with respect to the notes at the applicable statutory rate and we will not pay any additional amounts in respect of such withholding. Prospective non-U.S. holders of the notes should consult their own tax advisors regarding the possible implications of this recently enacted legislation.

Taxation of Notes Held By or Through Foreign Entities. With respect to obligations issued after March 18, 2012, a 30% U.S. withholding tax may apply on “withholdable payments” made after December 31, 2012 to (i) a foreign financial institution that does not enter into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution, and (ii) a non-financial foreign entity that does not provide the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Unless Treasury Department regulations provide otherwise, the notes may constitute a “financial account” for these purposes. “Withholdable payments” for these purposes include payments of interest (including original issue discount), dividends and other items of fixed or determinable annual or periodical gains, profits and income, in each case from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. Withholding tax generally will not be imposed, however, on payments with respect to obligations outstanding as of March 18, 2012, unless an event has occurred that causes the obligations to be deemed to be reissued for U.S. tax purposes. If we determine withholding is appropriate with respect to the notes, we will withhold tax at the applicable statutory rate. Under certain circumstances, a holder may be eligible for refunds or credits of any such taxes withheld. Investors are urged to consult with their own tax advisors regarding the possible implications of these recently enacted withholding tax rules on their investment in the notes.

CERTAIN CONSIDERATIONS FOR EMPLOYEE BENEFIT PLANS

Any fiduciary (including an insurance company and the manager of any fund treated as a fiduciary under the U.S. Department of Labor’s Plan Asset Regulation) of a pension plan or other employee benefit plan that is subject to the fiduciary responsibility and/or prohibited transaction rules of the Employee Retirement Income Security Act, as amended (“ERISA”) or the Internal Revenue Code of 1986, as amended (the “Code”), including an IRA or Keogh Plan, and any fiduciary of a governmental plan or non-U.S. plan that is subject to substantially similar requirements, (each called a “Plan, and collectively called “Plans”) who is considering purchasing the notes with the assets of such a plan, should consult its counsel regarding whether the purchase and holding of the notes is an appropriate investment for the plan or could become a “prohibited transaction” under ERISA, the Code or substantially similar law in light of the deemed representations discussed below that will be required to be made.

The Bank and certain of its affiliates each may be considered a “party in interest” under ERISA or a “disqualified person” under the Code, or under substantially similar law with respect to Plans purchasing and holding the notes, for example, because they provide services to such Plans. Purchase and holding of the notes would be a prohibited transaction for such Plans unless an applicable exemption applies. Exemptions could apply if the notes are acquired in transactions effected on behalf of a Plan by a “qualified professional asset manager, or “QPAM”, or an in-house asset manager (“INHAM”), for transactions involving insurance company general accounts or insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption. Section 408(b)(17) of ERISA provides an additional exemption for the purchase and sale of securities and related lending transactions where neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control over or render any investment advice with respect to the assets of any Plan involved in the transactions and the Plan pays adequate consideration.

The person making the investment decision on behalf of a Plan shall be deemed, on behalf of itself and the Plan, by purchasing or holding the notes or exercising any rights related thereto, to represent that: (a) it has determined that the transaction is appropriate for the Plan; (b) the purchase, holding any exercise of rights will not constitute a prohibited transaction under ERISA, the Code, or substantially similar law applicable to the Plan regardless of whether the note is treated as debt or, in appropriate cases based on the terms of notes, might be recharacterized as a cash settled derivatives contract ; (c) neither the Bank nor any of its affiliates in a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with the acquisition, disposition, or holding of notes or exercise of rights related to the notes.

Any fiduciary making a decision to acquire and hold the notes should also consider the applicable prudence and diversification requirements of ERISA or substantially similar law and the liquidity needs of the Plan, taking into account the possibility that there may be no secondary market for the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

With respect to each note to be issued, the Bank will agree to sell to Scotia Capital (USA) Inc. and/or such other agent(s) specified in the applicable pricing supplement, and such agent(s) will agree to purchase from the Bank, the principal amount of the note specified, at the price and will receive the underwriter’s commission specified under “Net proceeds to the issuer”, in the relevant pricing supplement. Scotia Capital (USA) Inc. intends to resell each note it purchases at the original issue price specified in the relevant pricing supplement. In the future, Scotia Capital (USA) Inc. or one of our other affiliates may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

To the extent the agents resell notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended.

This product prospectus supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. The notes offered under this product prospectus supplement to purchasers outside of Canada are being qualified under the securities laws of the Province of Ontario. The notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this product prospectus supplement or the prospectus supplement or prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by The Bank of Nova Scotia or Scotia Capital (USA) Inc. This product prospectus supplement, the prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this product prospectus supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this product prospectus supplement, the prospectus supplement and prospectus at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

The Bank of Nova Scotia

Senior Notes Program, Series A

Equity Securities Linked Notes and Exchange Traded Fund Linked Notes, Series A

July 17, 2012